Aflac Incorporated 3rd Quarter 2008 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Numerator (In millions):
Basic and diluted: net earnings applicable to common stock	$100	$420	$1,057	$1,251

Denominator (In thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	475,357	487,065	476,076	488,493
Dilutive effect of share-based awards	5,388	5,754	6,037	6,062

Weighted-average outstanding shares used in the computation of earnings per share — diluted	480,745	492,819	482,113	494,555

Earnings per share:
Basic	$.21	$.86	$2.22	$2.56
Diluted	.21	.85	2.19	2.53

EXH 11-1